Filed by INVITROGEN CORPORATION
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: APPLERA CORPORATION

Commission File No. :001-04389

EMPLOYEE FREQUENTLY ASKED QUESTIONS

INVITROGEN – APPLIED BIOSYSTEMS ANNOUNCEMENT

JUNE 12, 2008

RATIONALE & STRATEGY

1. Who is Applied Biosystems (ABI)?

ABI serves the life science industry and research community by developing and marketing instrument-based systems, consumables, software, and services. Customers use these tools to analyze nucleic acids (DNA and RNA), small molecules, and proteins to make scientific discoveries and develop new pharmaceuticals.

ABI’s products also serve the needs of some growing markets outside of core life science research, including human identity testing (forensic and paternity testing), biosecurity (products needed in response to the threat of biological terrorism and other malicious, accidental, and natural biological dangers), and quality and safety testing, such as testing required for food and pharmaceutical manufacturing.

ABI is headquartered in Foster City, CA, and reported sales of approximately $2.1 billion during fiscal year 2007.

2. Why are ABI and Invitrogen combining?

The combination of Invitrogen and ABI creates a global leader in biotechnology reagents and systems, with significant commercial, operational and technical scale, uniquely positioned to accelerate and drive new discoveries and commercial applications. The combined company will have a major presence in key growth markets and exceptional technical capabilities in the areas of genetic analysis, proteomics, cell biology and cell systems. Together, Invitrogen and ABI will have approximately 3,000 sales and service employees and more than 9,600 employees in 37 countries worldwide.

3. What does this mean for Invitrogen?

This transaction provides an excellent opportunity to create high value, integrated workflow solutions for customers, as well as a platform for expansion into new high-growth markets. It also provides significant value-creating opportunities for shareholders and employees.

Invitrogen Corporation Employee Frequently Asked Questions: Invitrogen – Applied Biosystems Announcement – June 12, 2008 Page 1 of 6

TRANSACTION & INTEGRATION DETAILS

4. What are the terms of the transaction?

Under the terms of the merger agreement, Applera-Applied Biosystems shareholders will receive $38.00 for each share of Applera-Applied Biosystems stock they own in the form of Invitrogen common stock and cash. The expected split between cash and stock is 45% and 55%, respectively. Applera-Applied Biosystems shareholders will receive a value of $38.00 a share if the 20 day volume-weighted average price of Invitrogen common stock is in the range of $43.69—$46.00 three business days prior to the close of the transaction. The total value per share will differ if Invitrogen’s 20 day volume-weighted average price is above or below that range, measured shortly prior to the close of the transaction. The consideration represents a premium of 17% to Applied Biosystems’s closing price on June 11, 2008, or 12% to Applied Biosystems’s average closing price in the last 30 trading days. Applera-Applied Biosystems shareholders also will have the option to request all cash or all stock, subject to possible proration. Upon completion of the transaction, Invitrogen shareholders will own the majority of the company.

5. What approvals are required?

The transaction is subject to approval by Invitrogen and ABI shareholders and the satisfaction of customary closing conditions, completion of the previously filed and announced separation of Applera’s Celera group and regulatory approvals, including expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the European Commission Merger Regulation, as well as other regulatory approval in certain other countries.

6. How long before the transaction is completed?

The transaction is targeted to close in the fall of 2008 and is not subject to any financing conditions.

7. What are the integration plans?

While it is premature to discuss specifics now, we believe that both companies have solid teams, processes and programs and we expect that the benefits of this transaction should be realized quickly and efficiently. Integration teams comprised of representatives from both companies will be developing precise plans for a smooth transition, which will begin immediately upon closing.

8. What can Invitrogen employees expect in the interim?

Some employees may be assigned specific integration activities as part of this process, and we ask that you support their movement to those activities and provide assistance on their prior assignments. Until the closing date, employees will operate in a “business-as-usual” mode to ensure continued execution of both ABI’s and Invitrogen’s commitments.

9. Can I trade in Invitrogen and ABI securities prior to close?

Employees remain subject to the company’s Insider Trading Policy regarding trading in the securities of either company. As a general matter, this means that employees may not trade in the securities of either company while they are aware of any material non-public information about that company.

Invitrogen Corporation Employee Frequently Asked Questions: Invitrogen – Applied Biosystems Announcement – June 12, 2008 Page 2 of 6

ORGANIZATION STRUCTURE & LEADERSHIP

10. How will the combined company be structured?

An integration leader will be named shortly who will work with management from both companies to determine the appropriate corporate structure that will enable the combined company to deliver value to its customers and shareholders. We will communicate to you any changes in corporate structure as they become finalized.

11. Will we maintain our headquarters?

Corporate	headquarters will remain in Carlsbad, California.

12. What will be the name of the combined company?

Following the close of the transaction, the combined organization will be named Applied Biosystems. We have chosen to take this name because we believe that this is a name that best describes the company we hope to build – a systems company in the biological sciences that has an emphasis on taking technology from the research lab to commercial application. It is important to remember, though, that the Invitrogen name will not go away. It will be one of the most important brands in the combined company. Taking the Applied Biosystems name also represents our strong culture of adaptability, and we believe that we will continue to be the great organization we’ve always been with this name as well.

13. Who will lead the combined company?

Following the closing of the transaction, the Board of Directors of the new company will be composed of the nine current Invitrogen Board members and three additional members from the current ABI Board. Greg Lucier will be Chairman and Chief Executive Officer of the combined company and Mark P. Stevenson will become President and Chief Operating Officer. Any further leadership changes will be communicated throughout the integration process.

14. Will reporting structures change?

Both Invitrogen and ABI management teams will be reviewing the organizational structure and reporting relationships during the integration process. In the short-term, we do not expect significant changes in reporting structures; however, we will be continuously reviewing the business for organizational and operational efficiencies. As such, changes may occur and if so, we will communicate more details with you as we have them.

EMPLOYEE-RELATED DETAILS

15. How will Invitrogen employees benefit from this transaction?

This transaction is a testament to the many contributions of both companies’ valued employees. Both Invitrogen’s and ABI’s employees have done an excellent job in building their respective companies to where they are today. Together, we can accelerate this success.

Invitrogen Corporation Employee Frequently Asked Questions: Invitrogen – Applied Biosystems Announcement – June 12, 2008 Page 3 of 6

Employees will be part of a company with an even larger global presence, providing increased opportunities as we invest in the combined business for profitable growth. Over the long-term, we believe that the combined company will offer an exciting future for employees, including additional career development and advancement opportunities as the new organization grows.

16. Will there be any layoffs?

In the coming months, we will be reviewing the combined company’s workforce at both the operating and corporate levels so that we can best align our resources with the new size and scope of our combined business. Given the similarity in size and the diversity of operations, we believe there will likely be some level of redundancy in combining the two companies, and a number of positions may be impacted by this transaction. This is an unfortunate, but necessary, outcome when combining two organizations where there are redundant positions.

We have only just begun to work through transition and merger integration planning, so it is too early to speculate on the details regarding any individual positions. However, employees from both companies can expect fair, responsible, and timely dialogue and communication of any changes.

17. If I am laid off, will I receive severance?

In the event that a position is eliminated, the affected employee will receive a fair and equitable severance package, including continuation of benefits and outplacement services. Terms of individual packages are to be determined.

18. How will this transaction affect my benefits?

After the transaction closes, we are committed to providing a comprehensive and competitive compensation and benefits package for all employees that will allow us to continue to attract and retain the talent needed to drive the company forward. If there are any changes to compensation or benefits plans, again, we will provide employees with timely dialogue and communication on changes being effective.

19. Will I be asked to move?

Specific decisions regarding individual employee assignments have not been made. For the short-term, Invitrogen and ABI will continue to operate in existing locations, and most employees’ positions will remain as they are currently during the time between signing and close. Both Invitrogen and ABI teams will be reviewing integration plans over the next several months and if any employees are asked to relocate, this will obviously be discussed with them in advance and they will be offered appropriate relocation benefits.

20. How will this transaction affect my unvested Invitrogen options or restricted stock units?

This transaction will not affect the number of stock options or restricted stock units you currently hold. They will continue to be governed by an approved Invitrogen equity incentive plan and the related options/RSU documents.

Invitrogen Corporation Employee Frequently Asked Questions: Invitrogen – Applied Biosystems Announcement – June 12, 2008 Page 4 of 6

21. How will this transaction affect my Employee Stock Purchase Program (ESPP) shares, and any Invitrogen vested shares or vested options?

This transaction will not impact the number of Invitrogen shares you own.

CUSTOMER INFORMATION

22. How will this affect Invitrogen’s sales force?

Invitrogen’s sales force is well-established and we plan to harness the strengths of the combined sales teams to better serve our customers’ needs in the future. Any changes to the existing sales force structure will be discussed and communicated during the integration process. Our goal is to provide both companies’ customers with seamless service from now until close and beyond.

23. How will this transaction affect Invitrogen’s relationship with customers?

This transaction is about enabling us to achieve our full potential so that we can better meet our customers’ needs. We look forward to building upon our partnerships with our customers and hope they share our enthusiasm about our company’s exciting future.

Sales teams from both Invitrogen and ABI are contacting their respective customers separately to inform them of this news, and to help address their questions. We will be working closely with our customers to help ensure they understand the real benefits of this transaction and why we believe we will be an even better strategic partner as a result of the combination. And importantly, customers will continue to receive the same quality and commitment they have come to expect from Invitrogen.

ADDITIONAL INFORMATION

24. What should I do if I receive a call from a reporter or investor?

As always, should you be contacted by members of the media, investors or the general public regarding this transaction, it is important that you please forward any call or email you may receive to Farnaz Khadem, Director of Corporate Communications at 760-603-7245 or farnaz.khadem@invitrogen.com or Amanda Clardy, Vice President, Investor Relations, at 760-476-7075 or amanda.clardy@invitrogen.com.

25. Where can I get more information about the transaction?

A press release describing the terms of the transaction is posted on our website at http://www.invitrogen.com. However, many of the details regarding how the combined company will operate are still being discussed by Invitrogen’s and ABI’s leadership teams. We will make every effort to keep you informed about developments and progress throughout the process. We will be posting information on the homepage of our intranet site, Disco, as well as release periodic updates via email. In the interim, your manager and Human Resource representative will be available to address questions.

You many also send your questions via email to employee.communications@invitrogen.com. We will regularly monitor this email box and post on the intranet answers to the most frequently asked questions on a regular basis.

Invitrogen Corporation Employee Frequently Asked Questions: Invitrogen – Applied Biosystems Announcement – June 12, 2008 Page 5 of 6

In addition, we expect to file with Securities and Exchange Commission, or the SEC, a proxy statement/prospectus as part of the registration statement regarding the proposed transaction. These documents, when available, can be accessed at the SEC’s website http://www.sec.gov.

FORWARD-LOOKING STATEMENTS

Certain statements contained herein are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, and Invitrogen and Applera intend that such forward-looking statements be subject to the safe harbor created thereby. Forward-looking statements may be identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of the Applied Biosystems Group of Applera, Invitrogen and the combined company. Such forward-looking statements include, but are not limited to, statements relating to financial projections, including revenue and pro forma EPS projections; success in acquired businesses, including cost and revenue synergies; development and increased flow of new products; leveraging technology and personnel; advanced opportunities and efficiencies; opportunities for growth; and expectations of prospective new standards, new delivery platforms, and new selling specialization and effectiveness. A number of the matters discussed herein that are not historical or current facts deal with potential future circumstances and developments, in particular, information regarding the new company, including expected synergies resulting from the merger of Invitrogen and Applera, combined operating and financial data, future research and development plans and whether and when the transactions contemplated by the merger agreement will be consummated. The discussion of such matters is qualified by the inherent risks and uncertainties surrounding future expectations generally and other factors that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to: the failure to realize capital and operating expense synergies; the result of the review of the proposed merger by various regulatory agencies, and any conditions imposed on the new company in connection with consummation of the merger; approval of the merger by the stockholders of Invitrogen and Applera and satisfaction of various other conditions to the closing of the merger contemplated by the merger agreement; and the risks that are described from time to time in Invitrogen’s and Applera’s respective reports filed with the SEC, including Invitrogen’s annual report on Form 10-K for the year ended December 31, 2007 and quarterly report on Form 10-Q for the quarter ended March 31, 2008 and Applera’s annual report on Form 10-K for the year ended June 30, 2007 and quarterly reports on Form 10-Q for the quarters ended September 30, 2007, December 31, 2007 and March 31, 2008, as such reports may have been amended. This document speaks only as of its date, and Invitrogen and Applera each disclaims any duty to update the information herein.

PARTICIPANTS IN THE SOLICITATION

Invitrogen and Applera and their respective directors, executive officers and certain other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information concerning all of the participants in the solicitation will be included in the proxy statement relating to the proposed merger when it becomes available. Each of these documents is, or will be, available free of charge at the Securities and Exchange Commission’s Web site at http://www.sec.gov and from Invitrogen Investor Relations, telephone: 760-603-7200 or on Invitrogen’s website at http://www.invitrogen.com or Applied Biosystems’s website: at http://www.appliedbiosystems.com.

Invitrogen Corporation Employee Frequently Asked Questions: Invitrogen – Applied Biosystems Announcement – June 12, 2008 Page 6 of 6